Exhibit 99.32

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

ORLA MINING ANNOUNCES C$75,030,000 BOUGHT DEAL FINANCING

VANCOUVER, British Columbia, March, 26 2020 -- Orla Mining Ltd. (TSX:OLA) (the “Company” or “Orla”) announced today that it has entered into an agreement with a syndicate of underwriters led by Stifel GMP (the “Underwriters”), pursuant to which the Underwriters will purchase, on a bought deal basis, 36,600,000 common shares (the “Common Shares”) of the Company at a price of C$2.05 per Common Share (the “Offering Price”) for aggregate gross proceeds to the Company of C$75,030,000 (the “Offering”).

Newmont Corporation and Agnico Eagle Mines Limited each have indicated that they intend to subscribe for such number of Common Shares from the Offering pursuant to their participation rights in order to maintain their respective ownership positions, and along with a commitment from Pierre Lassonde.

The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 5,490,000 Common Shares at the Offering Price, exercisable, in whole or in part, at any time and from time to time on or prior to the date that is 30 days following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. If this option is exercised in full, an additional C$11,254,500 in gross proceeds will be raised pursuant to the Offering and the aggregate gross proceeds of the Offering will be C$86,284,500.

The net proceeds from the Offering will be used for exploration and development activities at Camino Rojo and for general corporate purposes.

The Common Shares will be offered by way of a prospectus supplement to be filed in all provinces and territories of Canada, except Québec. The Common Shares will also be sold to U.S. buyers on a private placement basis pursuant to an exemption from the registration requirements in Rule 144A of the United States Securities Act of 1933, as amended, and other jurisdictions outside of Canada provided that no prospectus filing or comparable obligation arises.

The Offering is scheduled to close on or about April 3, 2020 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act, as amended, and applicable state securities laws.

NEWS RELEASE

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 200,000 hectares. Estimated Mineral Reserves as of June 24, 2019 are 44.0 million tonnes at a gold grade of 0.73 grams per tonne (“g/t”) and a silver grade of 14.2 g/t, for total mineral reserves of 1.03 million ounces of gold and 20.1 million ounces of silver. (Comprised of Proven Mineral Reserves of 14,595,000 tonnes at 0.79 g/t gold and 15.1 g/t silver and Probable Mineral Reserves of 29,424,000 tonnes at 0.70 g/t gold and 13.7 g/t silver). The technical report entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 is available on SEDAR under the Company’s profile as well as on Orla’s website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the “Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014, which is available on SEDAR.

Forward-looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the timing of closing the Offering, the use of proceeds from the Offering, the results of exploration and planned exploration programs, the potential for discovery of additional mineral resources and the Company’s objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release, including without limitation, assumptions that all approvals of the Offering will be obtained, the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of preliminary economic assessments, drill results and the estimation of mineral resources; and risks associated with executing the Company’s objectives and strategies, including costs and expenses. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Etienne Morin

Chief Financial Officer

www.orlamining.com
info@orlamining.com

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